GREENLANE HOLDINGS, INC.

1095 Broken Sound Parkway

Suite 300

Boca Raton, FL 33487

July 1, 2021

VIA EDGAR

Taylor Beech

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Greenlane Holdings, Inc.

Registration Statement on Form S-4 (File No. 333-256582)

Dear Ms. Beech:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Greenlane Holdings, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-256582) to 4:05 p.m., Eastern Time, on July 2, 2021 or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by a telephone call to Justin R. Salon, the Company’s counsel at Morrison & Forester LLP, at (202) 887-8785.

Very truly yours,

Greenlane Holdings, Inc.

By:	/s/ Aaron LoCascio
Name:	Aaron LoCascio
Title:	Chief Financial Officer